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EXHIBIT 21

LIST OF SIGNIFICANT SUBSIDIARIES

Dyn Specialty Contracting, Inc.
MES Holdings Corporation
SellCo Corporation
EMCOR Construction Holdings Services Inc. EMCOR International, Inc.
EMCOR Mechanical/Electrical Services (East), Inc. EMCOR Mechanical/Electrical Services (MidWest), Inc. EMCOR Mechanical/Electrical Services (West), Inc. EMCOR Mechanical/Electrical Services (South), Inc. EMCOR (UK) Limited
Drake & Scull Engineering Ltd.